FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of December 2002

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ✓	Form 40-F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No ✓

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

Date: 31st December, 2002	/s/ Apostolos Tamvakakis (Registrant) Apostolos Tamvakakis Deputy Governor

THE PRESENT DOCUMENT IS A SUMMARY
OF THE INFORMATION MEMORANDUM APPROVED BY THE
ATHENS STOCK EXCHANGE:

NATIONAL BANK OF GREECE S.A.

INFORMATION MEMORANDUM

for the increase of the share capital of National Bank of Greece S.A. due to the merger by absorption of the National Investment Bank for Industrial Development S.A.

DECISIONS OF THE GENERAL MEETINGS OF THE SHAREHOLDERS OF

NATIONAL BANK OF GREECE S.A.
1ST REPEAT GENERAL MEETING OF SHAREHOLDERS OF 20 NOVEMBER 2002, AND SPECIAL
MEETING OF BONDHOLDERS OF 20 NOVEMBER 2002

&

NATIONAL INVESTMENT BANK FOR INDUSTRIAL DEVELOPMENT S.A.
GENERAL MEETING OF SHAREHOLDERS OF 6 NOVEMBER 2002, AND
REPEAT MEETING OF BONDHOLDERS OF 21 NOVEMBER 2002

THE BOARD OF THE ATHENS STOCK EXCHANGE APPROVED THE CONTENTS OF THE
INFORMATION MEMORANDUM AS MEETING THE REQUIREMENTS OF INVESTOR INFORMATION AS DEFINED BY
THE PROVISIONS OF P.D. 348/1985 ON 13/12/2002

ATHENS, DECEMBER 2002

RISK FACTORS

General

If you are considering purchasing our shares or American Depositary Receipts, you should carefully read and consider all the information contained in this document, including the risk factors set out below, prior to making any investment decision.

Regulation of the Greek Banking Industry Is Changing

Regulation of the banking industry in Greece has changed in recent years pursuant to changes in Greek law, largely to comply with applicable EU directives. In addition, the Bank of Greece, the central bank in Greece, has in recent years introduced regulatory changes in the Greek banking sector. In January 1999, the Bank of Greece introduced new provisioning policies that require Greek banks to take specific provisions depending on the status and the type of a given loan and the number of days the loan has been in arrears. We cannot predict what regulatory changes may be imposed in the future, either as a result of regulatory initiatives in the European Union or by the Bank of Greece. If we were required to take additional provisions or reserves, this could adversely affect our results of operations, as could other unforeseen regulatory changes.

Preparation of Financial Statements in Accordance with IAS

The adoption of the IAS by all listed companies on the Athens Stock Exchange as of 31 December 2003 may have an impact on the accounting treatment of items of our financial statements.

Political and Economic Developments in Greece and Elsewhere in Europe Could Adversely Affect Our Operations

Our financial condition, results of operations and prospects and the market price and liquidity of the Bank’s shares may be adversely affected by events outside our control, namely:

•	EU Directives in the banking sector and other areas;

•	changes in Greek government policy;

•	political instability in the Balkans, particularly the area of the former Yugoslavia; and

•	taxation and other political, economic or social developments in or affecting Greece and the Balkans.

It is possible that events affecting us could occur which are outside the control even of the Hellenic Republic.

We Face Significant Competition from Greek and Foreign Banks

The Group faces significant competition from Greek banks and financial services companies that provide products and services similar to our own. Deregulation in the Greek banking sector has led to increased competition and significant pressure on margins. Mergers between other Greek banks have been effected recently, which has also led to increased competition resulting from the increased efficiency and greater resources of the merged entities. We now also face competition from foreign banks, many of which have resources significantly greater than our own. Notwithstanding our leading position in Greece, we cannot assure you that we will be able to continue to successfully compete with domestic and international banks in the future.

The introduction of the single European currency in Greece in 2001, and the subsequent circulation of euro notes and coins from January 1, 2002, may further expose the Group, together with other Greek banks, to increased competition from foreign banks entering the

Greek market. Foreign banks may offer more competitive deposit and lending rates than those traditionally offered by the Group. To compete with foreign banks for certain deposit and loan customers, the Bank may experience commercial pressure to offer more attractive deposit and lending rates. It is possible that increased competition from foreign banks may have a material adverse effect on our financial condition and results of operations.

Group Initiatives Aimed at Increasing Our Profitability May Not Be Successful

In recent years, we have been continuing to develop and implement initiatives to enhance profitability and reduce costs. These initiatives include:

•	a comprehensive cost containment program initiated in the first quarter of 2002;

•	restructuring the Bank’s domestic branch network to facilitate cross-sales of the Group’s products and services, such as insurance, brokerage, credit cards and mutual funds, through the Bank’s branch network;

•	instituting new credit approval and monitoring procedures at the Bank to enable the Group to improve its mix of assets;

•	improving our investment portfolio by gradually reducing low-return assets, such as government securities, and increasing customer lending to sectors with higher interest margins, such as small and medium sized enterprises (referred to in this Annual Report as “SMEs”), mortgage and consumer loan sectors;

•	expansion in emerging markets, primarily in the southeastern regions of Europe and the Mediterranean, including in Bulgaria, Romania, Albania, Cyprus, the Former Yugoslav Republic of Macedonia, Turkey and Egypt;

•	upgrading information technology systems;

•	establishing accelerated procedures for foreclosing on collateral when loans become non-performing; and

•	implementing new systems for market risk management.

Although we have experienced certain benefits to date, which management believes are attributable to these initiatives, we cannot assure you that we will continue to experience such benefits or will obtain all the intended benefits of these initiatives. The success of our strategy depends partly on factors outside our control, such as the development of the Greek economy and the performance of the economies of the other countries that have adopted the euro as their currency.

Our Share Price Has Been, and May Continue to Be, Volatile

The market price of the Bank’s shares has been subject to volatility in the past, and could be subject to wide fluctuations in response to numerous factors, many of which are beyond our control. These factors include the following:

•	actual or anticipated fluctuations in our operating results;

•	the condition of the Greek economy and the economies of the other countries that have adopted the euro as their currency pursuant to EMU;

•	competitors’ positions in the market;

•	changes in financial estimates by securities analysts;

•	conditions and trends in the banking sector in Greece and elsewhere in Europe;

•	our earnings releases and the earnings releases of our competitors; and

•	the general state of the securities markets (with particular emphasis on the Greek and financial services sectors).

Preemptive Rights May Not Be Available to U.S. Holders of Shares or ADRs

Under Greek law and our Articles of Association, prior to the issuance of any new shares, we must offer holders of our existing shares preemptive rights to subscribe and pay for a sufficient number of shares to maintain their existing ownership percentages. These preemptive rights are generally transferrable during the subscription period for the related offering and may be quoted on the ASE.

U.S. holders of shares or ADRs may not be able to receive (and trade) or exercise preemptive rights for new shares or for shares underlying ADRs unless a registration statement under the U.S. Securities Act of 1933, as amended, (which is referred to in this Annual Report as the “Securities Act”) is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement with respect to these shares or ADRs will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling U.S. holders of shares and ADRs to exercise their preemptive rights and any other factors we may consider appropriate at the time.

If U.S. holders of shares or ADRs are not able to receive (and trade) or exercise preemptive rights granted in respect of their shares or the shares represented by their ADRs in any rights offering by us, then they may not receive the economic benefit of such rights. In addition, their proportional ownership interests in NBG will be diluted.

I.     OVERVIEW

1.     Procedure

This summary describes the key aspects of the absorption by National Bank of Greece S.A. (hereinafter ‘NBG’ or ‘the Absorbing Bank’) of National Investment Bank for Industrial Development S.A. (hereinafter ‘ETEBA’, or ‘the Absorbed’Bank). The merger of the two Banks will be carried out through a pooling of the two banks’ assets and liabilities, as per the Conversion Balance Sheets drawn as of 31 December 2001, while the items of the Absorbed Bank are transferred as items on the Balance Sheet of the Absorbing Bank. To avoid confusion, the business entity to emerge from the merger will hereafter be referred to as the “new” National Bank of Greece S.A. (or simply “new” National Bank).

The shareholders of the “new” National Bank will be all the shareholders of the two merging banks. The precise number of shares that each shareholder acquires is determined by the exchange ratio that has been deemed fair and reasonable by the auditors PricewaterhouseCoopers and Ernst & Young, and approved on 20 November 2002 by the Repeat General Meeting of Shareholders of NBG and special meeting of Bondholders of NBG, on 6 November 2002 by the Extraordinary General Meeting of Shareholders of ETEBA, and on 21 November 2002 by the Repeat Meeting of Bondholders of ETEBA.

2.	Cessation of trading

The Ministerial Decision approving the merger of the two banks was filed with the Registrar of Societes Anonymes on 20 December 2002. As of 23 December 2002 trading of the ETEBA shares on the Athens Stock Exchange ceased. NBG stock continued to trade without interruption.

The shares to be issued by the “new” National Bank (hereafter the “new” shares), following the merger of the two banks, will be entitled to a dividend on the profits of year ended 31 December 2002.

3.	Schedule

The schedule for the merger is as follows:

  6 November 2002: General Meeting of Shareholders of ETEBA
20 November 2002: General Meeting of Shareholders and Meeting of Bondholders of NBG
21 November 2002: Repeat Meeting of Bondholders of ETEBA
20 December 2002: Approval of Merger filed with the Registrar of Societes Anonymes
23 December 2002: ETEBA shares cease trading
31 December 2002: “New” shares commence trading and NBG share prices adjusted

II.     OVERVIEW OF THE MERGER

1.	General information

The “new” National Bank arises from the merger by absorption of ETEBA by NBG as per the provisions of Article 16, Law 2515/1997, as amended (Article 12, Law 2744/1999, combined with Articles 69 et seq. of Codified Law 2190/1920 “On societes anonymes”), and on the basis of conversion balance sheets of the merging banks drawn for this purpose as of 31 December 2001.

The relative value ratio of the Absorbed Bank (ETEBA) to the Absorbing Bank (NBG), as derived from generally accepted methods for stock valuations, is 1 to 15.2. Based on this relative valuation of the two merged entities, the exchange ratio deemed fair and reasonable of the “new” shares of the “new” National Bank to the “old” pre-merger shares of NBG and the shares of ETEBA (excluding those held by NBG) is as follows: (a) each single (1) “old” share of the Absorbing Bank will correspond to one (1) “new” share, and (b) every ten (10) shares of the Absorbed bank (excluding those held by NBG) will correspond to three (3) “new” shares. Thus, out of a total of 231,870,986 New registered shares, of a par value of €4.50 each, of the “new”

National Bank, 228,080,452 “new” shares are allocated to the old shareholders of NBG and 3,790,534 “new” shares to the shareholders of ETEBA (excluding NBG).

The table below sets forth the share capital of the Absorbing Bank, NBG, and of the Absorbed Bank, ETEBA prior to the merger and of the “new” National Bank subsequent to the merger.

Prior to merger

	Share Capital (€)	No. of Shares	Par value (€)

National Bank of Greece	1,026,362,034.00	228,080,452	4.50
ETEBA	31,948,177.92	49,919,028	0.64

Share capital increase:	17,057,403.00	3,790,534	4.50

ETEBA share capital	31,948,177.92	49,919,028	0.64
Less: NBG participation in ETEBA share capital	23,861,705.60	37,283,915	0.64
Plus: Capitalized NBG reserves	8,970,930.68

Post Merger
«New» National Bank of Greece	1,043,419,437.00	231,870,986	4.50
NBG old shareholders		228,080,452	4.50
Shares allocated to ETEBA shareholders		3,790,534	4.50

All the shares resulting from the merger will be freely negotiable.

The equity structure of the two banks prior to the merger and of the “new” National Bank subsequent to the merger is set forth in the table below:

	National Bank of	Absorbed	Absorbed	«New» National
	Greece	ETEBA	ETEBA	Bank of Greece
Equity (€)	31.12.2001	31.12.2001	31.12.2001(1)	31.12.2001

No. of shares	228,080,452	49,919,028	49,919,028
Par value (€)	4.50	0.60	0.64
Share capital	1,026,362,034	29,951,417	31,948,178	1,058,310,212
Less:
NBG’s participation in ETEBA’s share capital				–23,861,706
Plus:
Capitalized reserves				8,970,931
Share capital paid up	1,026,362,034	29,951,417	31,948,178	1,043,419,437
Share premium reserve	35,970,624	5,766,342	5,393,035	32,392,728 (3)
Reserves	930,277,376	109,691,100	109,691,100	1,039,968,477
Less:
Absorption goodwill				–232,548,004
Fixed assets revaluation reserve	86,373,010	11,041,796	9,418,342	95,791,351
Subsidies	241,752			241,752
Retained earnings (2)	186,515,683	15,759	15,759	203,111,548

Total Equity	2,265,740,479	156,466,414	156,466,414	2,182,377,290

Book value per share	9.93	3.13	3.13	9.41

Notes

1)	On the basis of the Conversion Balance Sheet at 31 December 2001 and the increase in share capital by € 1,996,761.12 through a capitalization of the revaluation reserve (€ 1,623,454.16), pursuant to Law 2065/1992, and capitalization of the share premium reserve (€373,306.96), as per the resolution of the General Meeting of Shareholders of ETEBA on 14 June 2002.

2)	An amount of €16,580,000, regarding dividends due from one bank to the other, has been added to this item.

3)	Less capitalized reserves from the share premium reserve amounting to € 8,970,931, as per GMS decision of 20 November 2002.

The share structure of the two banks prior to the merger and the share structure of the “new” National Bank subsequent to the merger are set forth in the tables below:

SHAREHOLDING STRUCTURE OF NBG (as at the 2nd Repeat General Meeting of Shareholders held on 20 November 2002):

SHAREHOLDERS	NO. OF SHARES	(%)

1 THE BANK OF NEW YORK (AS CUSTODIAN)*	14,560,681	6.38%
2 POSTAL SAVINGS BANK	12,948,979	5.68%
3 PUBLIC COMPANY FOR TRANSFERABLE SECURITIES (DEKA)	12,251,531	5.37%
4 NBG STAFF PENSION FUND	5,854,955	2.57%
5 ETHNIKI HELLENIC GENERAL INSURANCE COMPANY	5,356,052	2.35%
6 ETHNIKI KEFALAIOU	4,945,974	2.17%
7 NBG STAFF LUMP SUM PENSION FUND	4,770,097	2.09%
8 LAWYERS’ PENSION FUND	3,355,026	1.47%
9 HELLENIC REPUBLIC	3,037,821	1.33%
10 DEPOSITS AND LOANS FUND	2,960,370	1.30%
11 OTHER	158,038,966	69.29%

TOTAL	228,080,452	100.00%

*	The Bank of New York as custodian of the shares owned by Hellenic Finance SCA.

SHAREHOLDER	No. OF SHAREHOLDERS	% OF SHAREHOLDERS	No. OF SHARES	% OF SHARES

Individuals	147,979	89.23%	58,027,245	25.44%
Legal entities	1,929	1.16%	167,190,042	73.30%
Group of individuals	658	0.40%	28,203	0.01%
Transition account*	15,276	9.21%	2,834,962	1.24%

TOTAL	165,842	100.00%	228,080,452	100.00%

*	Non-dematerialized shares

All NBG shares are ordinary registered shares. Each share bears a voting right. The number of votes of each shareholder is equivalent to the number of shares he holds.

According to the above tables, prior to the merger 73.39% of the share capital of NBG was owned by 165,835 shareholders, none of whom held a share equal to or in excess of 2%, thereby meeting the legal requirements regarding dispersion of shares (Law 2651/1998).

On the above mentioned date, the Bank’s Board members owned 55,633 shares and the Bank’s general managers owned 10,806 shares of the Bank’s outstanding shares.

In addition, the Hellenic Republic’s voting rights pursuant to the provisions of Articles 7 & 8 of the Presidential Decree 51/92 totaled 47,376,463 shares or 20.77% of the Bank’s share capital.

SHARE HOLDING STRUCTURE OF ETEBA (as at the General Meeting of Shareholders on 6 November 2002):

	No. of
Shareholders	Shares	%

1. NATIONAL BANK OF GREECE	37,283,915	74.69%
2. MUTUAL FUND “DELOS” BLUE CHIPS	1,065,338	2.13%
3. POSTAL SAVINGS BANK	898,780	1.80%
4. MUTUAL FUND “DELOS” SMALL CAP	577,460	1.16%
5. SUPPLEMENTARY FUND OF THE GREEK POLICE	396,910	0.80%
6. NATIONAL COMPANY OF PORTFOLIO INVESTMENT	276,015	0.55%
7. MERCHANTS’ PENSION FUNDS	223,410	0.45%
8. SUPPLEMENTARY PENSION FUND OF SHOP EMPLOYEES	181,950	0.36%
9. SUPPLEMENTARY ACCOUNT OF NBG’S EMPLOYEES	171,420	0.34%
10. OTHER	8,843,830	17.72%

TOTAL	49,919,028	100.00%

The number of ETEBA shareholders prior to the merger totaled to 7,536.

All ETEBA shares are ordinary registered shares. Each share bears a voting right. The number of votes of each shareholder is equivalent to the number of shares he holds.

Following the merger, the share structure of the «new» National Bank, is as follows:

«new» NATIONAL BANK OF GREECE

	No. of
Shareholders	Shares	%

THE BANK OF NEW YORK (AS CUSTODIAN)*	14,560,681	6.28%
POSTAL SAVINGS BANK	13,218,613	5.70%
PUBLIC COMPANY FOR TRANSFERABLE SECURITIES (DEKA)	12,251,531	5.28%
NBG’S EMPLOYEES PENSION FUND	5,854,955	2.53%
ETHNIKI HELLENIC GENERAL INSURANCE COMPANY	5,356,052	2.31%
ETHNIKI KEFALAIOU	4,945,974	2.13%
NBG’S EMPLOYEES LUMP SUM PENSION FUND	4,770,097	2.06%
LAWYERS’ PENSION FUND	3,355,026	1.45%
HELLENIC REPUBLIC	3,037,821	1.31%
DEPOSITS AND LOANS FUND	2,960,370	1.28%
MUTUAL FUND “DELOS” BLUE CHIPS	319,601	0.14%
MUTUAL FUND DELFI SMALL CAP	173,238	0.07%
SUPPLEMENTARY FUND OF THE GREEK POLICE	119,073	0.05%
NATIONAL COMPANY OF PORTFOLIO INVESTMENT	82,805	0.04%
MERCHANTS’ PENSION FUNDS	67,023	0.03%
SUPPLEMENTARY PENSION FUND OF SHOP EMPLOYEES	54,585	0.02%
SUPPLEMENTARY PENSION FUND OF NBG’S EMPLOYEES	51,426	0.02%
OTHER	160,692,115	69.30%

TOTAL	231,870,986	100.00%

*	The Bank of New York as custodian of the shares owned by Hellenic Finance SCA.

All shares of the “new” National Bank are ordinary registered shares. Each share bears a voting right. The number of votes of each shareholder is equivalent to the number of shares he holds.

As the above tables indicate, sufficient dispersion among the public of NBG shares has been maintained subsequent to the merger, given that 75.84% of the share capital of the “new” National Bank is divided among at least 165,836 shareholders, none owning 2% or more of the total.

Pre-existing commitments between the merging entities

As can be seen in the tables presented above, prior to the merger of the two banks NBG was the principal shareholder in ETEBA, owning 37,283,915 registered shares, or 74.7% of its total share capital. Furthermore, the two banks jointly participated in a number of financial sector companies to further enhance the investment strategy of the NBG Group and its expansion within the financial services industry in Greece and abroad.

These companies are set forth in the table below:

Joint participations of NBG and ETEBA as at 31.12.2001

	Participation (%)

	NBG	ETEBA
Company	Direct	Direct

NATIONAL COMPANY OF PORTFOLIO INVESTMENT	23.27	13.15
DIETHNIKI MUTUAL FUND MANAGEMENT	34.50	46.50
NATIONAL MUTUAL FUND MANAGEMENT	50.00	50.00
NATIONAL SECURITIES	51.00	49.00
NBGI LONDON	51.00	49.00
INTERLEASE AD SOFIA	65.20	11.60
ETEBA — NBG FUNDS:
NBG GREEK FUND LTD	86.67	13.33
NBG BALKAN FUND LTD	60.00	40.00

With regard to management, the Chairman of the Board of NBG, Mr. Theodoros Karatzas, was also Chairman of the Board of ETEBA, while the Deputy Governor of NBG, Mr. Apostolos Tamvakakis, was Senior Vice Chairman of ETEBA. Mr D. Goumas, Managing Director of ETEBA since the beginning of 2001, previously held the position of Manager of the Investment and Capital Market Division of National Bank.

	NATIONAL BANK	ETEBA
	Position	Position

T. Karatzas	Chairman of BoD	Chairman of BoD
A. Tamvakakis	Deputy Governor	Senior Vice Chairman
D. Goumas	Manager	Managing Director

It should be noted that neither bank has given securities on behalf of the other, nor have they entered into agreements with each other on a technological or commercial level.

2.	Key financial information of the “new” National Bank of Greece

The tables below present certain key financial data of the “new” National Bank resulting from the combination of the two merging entities, as per the data for 1 January 2001 to 31 December 2001, as if the two banks were operating as a single entity. The financial data for 2001 and the combined financial statements of the two banks are the result of combining the related balance sheet items of the two banks, after eliminating inter-company balances. The combined financials for 2001 have been audited by Deloitte & Touche. It should be noted that these pro forma financial statements have not been submitted for approval by the General Meeting of Shareholders and do not have legal status.

COMBINED (PRO-FORMA) FINANCIAL DATA FOR NBG-ETEBA

Summary P&L	2001

(million €)
Net interest income	906
Gross operating profit	1,593
Profit before tax, amortization and provisions	877
Profit before tax	680
Profit after tax	494
Profit after tax and previous years’ tax differences	493
No. of shares at year end	231,870,986

Data per share (€)
Profit before tax, amortization and provisions	3.78
Profit before tax	2.93
Profit after tax	2.13
Profit after tax and previous years’ tax differences	2.13

Summary B/S	31.12.2001

(million €)
Total Assets	48,356
Cash in hand and Balances with Central Bank	2,149
Net loans and advances to customers	16,049
Loans and advances to credit institutions	7,327
Securities (plus those eligible for refinancing with central bank)	16,258
Own shares	7
Participations	1,804
Total tangibles (unamortized value)	465
Equity	2,182
Provisions for liabilities and charges	23
Amounts owed to customers and credit institutions	44,217
Book value per share (€)	9.41

Number of branches: 597
Number of staff: 15,379

KEY RATIOS	2001

Return on equity (profit before tax)	31.1%
Return on assets (profit before tax)	1.4%
Operating expenses before provisions/Gross operating income	56.3%
Operating expenses before provisions/Assets	1.9%
Net interest income/Assets	1.9%
Gross operating income (less interest)/Assets	1.4%
Amounts owed to customers/Loans and advances to customers	254.6%
Amounts owed to customers/Assets	84.5%

COMBINED (PRO FORMA) FINANCIAL INFORMATION OF NBG-ETEBA ON A CONSOLIDATED BASIS

The following companies of the financial sector are included in the financial information presented below:
1) Atlantic Bank of New York, 2) Banque Nationale de Grece (France), 3) National Bank of Greece (Canada), 4) The South African Bank of Athens Ltd, 5) National Bank of Greece (Cyprus) Ltd, 6) National Securities S.A., 7) Diethniki S.A., 8) Ethniki Mutual Fund Management S.A., 9) Ethniki Kefalaiou S.A., 10) National Management & Organization Co., 11) Ethniki Leasing S.A., 12) National Regional Development Co. of Northern Greece, 13) National Investment Co., 14) NBG International Ltd, 15) NBG Finance plc, 16) National Securities Cyprus Ltd, 17) Interlease A.D. (Sofia), 18) NBG Balkan Fund Ltd, 19) NBG Greek Fund Ltd, 20) ETEBA Bulgaria A.D., 21) ETEBA Emerging Markets Fund, Ltd, 22) ETEBA Estate Fund Ltd, 23) ETEBA Venture Capital Management Company Ltd, 24) ETEBA Romania S.A., 25) Ethniki Venture Capital S.A., 26) Stopanska Banka A.D. Skopje, 27) United Bulgarian Bank, 28) ETEBA Advisory S.R.L., 29) NBG International Inc, 30) NBGI Private Equity Ltd, 31) NBG Bancassurance S.A., 32) NBG Management Services Ltd, 33) NBG International Jersey Ltd,.

Summary P&L	2001

(million €)
Net interest income	1,111
Gross operating profit	1,913
Profit before tax, amortization and provisions	883
Profit before tax	709
Net profit after tax	492

Summary B/S	31.12.2001

(million €)
Total Assets	52,840
Cash in hand and Balances with Central Bank	2,482
Net loans and advances to customers	18,242
Loans and advances to credit institutions	7,540
Securities (plus those eligible for refinancing with central bank)	18,037
Own shares	192
Participations	1,143
Total tangibles (unamortized value)	791
Equity	2,579
Provisions for liabilities and charges	50
Amounts owed to customers and credit institutions	48,133

RATIOS	2001

Return on equity (profit before tax)	27.5%
Return on assets (profit before tax)	1.3%
Operating expenses before provisions/Gross operating income	60.4%
Operating expenses before provisions/Assets	2.2%
Net interest income/Assets	2.1%
Gross operating income (less interest)/Assets	1.5%
Amounts owed to customers/Loans and advances to customers	245.7%
Amounts owed to customers/Assets	84.8%

III.  INFORMATION REGARDING THE NBG-ETEBA MERGER INFORMATION MEMORANDUM AND THE AUDITORS OF THE TWO BANKS

     The Information Memorandum gives a full account of the financial details of the merger by absorption of ETEBA by NBG whereby investors can form an accurate picture of the assets, financial health, results and prospects of the “new” National Bank of Greece. The merger has been effected by virtue of Article 16 of Law 2515/1997, as amended by virtue of Article 12 of Law 2744/1999, in combination with Article 69 of Law 2190/1920, as amended.

     Shareholders and investors wishing to obtain further information on the merger can contact the following addresses (office hours):

1)	National Bank of Greece: Harilaou Trikoupi 6-10, Athens. Tel: 0030 210 3695784, Mr. I. Giannopoulos

2)	ETEBA: Leoforos Amalias 12-14, Athens. Tel: 0030 210 3296278, Ms A. Diamandi

     The documents containing the terms and conditions of the merger are available at the headquarters of both organizations: National Bank of Greece, Eolou 86, Athens, and ETEBA, L. Amalias 12-14, Athens.

     The Information Memorandum was drawn up in accordance with the provisions of current legislation. The Board of the Athens Stock Exchange has approved the content of the Information Memorandum as complying with the information requirements of investors, as set in Presidential Decree 348/1985.

     Mr I. Kyriakopoulos, Manager of the Financial & Management Accounting Division of NBG, Harilaou Trikoupi 6-10, Athens, tel: 0030 210 3695701, is responsible for drafting the Information Memorandum and arranging for its distribution.

     The Boards of Directors of both banks declare that all their members are aware of the contents of the Information Memorandum, and, together with its authors, declare that:

(a)	The information and data contained herein are full and accurate.

(b)	There is no other information and no events have occurred that materially affect or alter the accuracy and validity of the information contained herein.

(c)	There are no legal cases pending for either of the banks that materially affect the financial status of these organizations.

Auditors and accountants

NATIONAL BANK OF GREECE

     The Bank and its Group are audited by certified accountants and auditors as below:

     Over the past five years, the financial statements of the Bank and the Group have been audited jointly by SOL S.A. and Deloitte & Touche S.A., and in particular by auditors Mr. Georgios Moskofidis and Mr. Vassilios Papayorgakopoulos for SOL S.A. and Mr. Nikolaos Sofianos for Deloitte & Touche.

     The financial statements of the Bank and the Group for the first half of 2002 were prepared in accordance with Presidential Decree 360/85 and reviewed jointly by SOL S.A. and Deloitte & Touche S.A.

     Deloitte & Touche also carries out the audit in line with US GAAP, in compliance with the requirements of the New York and the London Stock Exchanges, where the Bank is a listed company.

NATIONAL INVESTMENT BANK FOR INDUSTRIAL DEVELOPMENT (ETEBA)

     ETEBA and its group of companies are audited by certified accountants and auditors. The Bank draws up its financial statements in accordance with the Banking Sector Accounting Plan.

     The 1997 and 1998 financial statements of ETEBA and its group of companies were audited jointly by DRM Stylianou S.A. and International Auditors S.A., and in particular by auditors Mr. Athos Stylianos for DRM Stylianou S.A. and Mr. I. Mandridis for International Auditors S.A. The financial statements for 1999, 2000 and 2001 were audited jointly by SOL S.A. and Deloitte & Touche S.A., and specifically by auditors Spyros Koronakis for SOL S.A. and Emmanouil Pilidis for Deloitte & Touche. The same firms have reviewed the financial statements for the first half of 2002.

Tax audits

THE ABSORBING BANK:

     National Bank has been audited by the tax authorities for the period up to and including 2000, and its tax returns were deemed true, accurate and conclusive. The tax audit carried out for the financial year 2000, which was completed this year, indicated tax outstanding amounting to €6,341,893 which was paid up in full and will impact the distribution of profit for 2002.

     The Bank has also made a formal request to have its tax returns for the year ended 31.12.2001 for tax purposes. Furthermore, all Group entities have filed requests to the tax authorities for similar audits to be carried out for any years as yet unaudited. Companies included in the consolidated financial statements of the Group and which are domiciled outside Greece are taxed in accordance with their local tax regimes.

THE ABSORBED BANK:

     ETEBA has been audited by the tax authorities for the years up to and including 2000, and its tax returns have been deemed true, accurate and conclusive. The audit carried out in 2001 for the tax years 1999 and 2000 revealed an outstanding amount owed in tax of €1,139,192, which impacted the profits for distribution for the year 2001. To date, €708,786 of this amount has been paid up, while the remaining €430,406 will be paid in equal monthly installments through to November 2003.

     The Bank has made a formal request for a tax audit to be carried for the year ended 31.12.2001.

IV.  DESCRIPTION OF THE MERGER

1.  General

     The Draft Agreement for the Merger through the absorption of National Investment Bank for Industrial Development S.A. (ETEBA) by National Bank of Greece S.A. (NBG) was approved by NBG’s first Repeat General Meeting of Shareholders of 20 November 2002.

     It is noted that the said Extraordinary General Meeting was attended by shareholders representing 55.19% of NBG’s total shares. The merger and all the legal steps necessary for its completion were also unanimously approved by ETEBA’s Extraordinary General Meeting of Shareholders of 6 November 2002, which was attended by shareholders representing 82.35% of its paid up share capital, and by ETEBA’s General Meeting of Bondholders of 21 November 2002.

     The merger was conducted according to the provisions of Law 2515/1997 Article 16, as amended by Companies’ Act 2190/1920 Articles 69 et seq., on the terms and conditions set out in the Merger Agreement, in the form of Notarial document No 44476/3.12.2002, drafted by Athens Notary Public Ms M. Poulantza. All the merger-related procedures, formalities, announcements and deadlines provided for by law were duly complied with.

     The merger was completed by virtue of the Decision No K2-15554/20.12.2002 of the Ministry for the Development registered with the Registrar of Sociétés Anonymes and published in the Government Gazette. Prior to the said registration, the merger was approved by Bank of Greece’s Committee on Banking and Credit affairs Decision No 137/30.10.2002.

     Last, the Competition Committee was duly apprised of the merger, as per Law 703/1977 on Competition, as amended and currently in force. The provisions of Article 4 of the said law, regarding the concentration of corporations and their relevant obligations, are applicable to mergers between two formerly independent corporations (Article 4 par.2a). Accordingly, in view of the fact that both banks belong to the same Group, the merger of NBG and ETEBA does not fall under the provisions of the said law.

2.  Terms of the Merger

     The terms of the Merger, as set out in the Merger Agreement, comprise in the following basic points:

     The merger through the absorption of National Investment Bank for Industrial Development S.A. by National Bank of Greece S.A. is conducted in accordance with the provisions of (a) Law 2515/1997 Article 16 (par. 1,2,5) et seq. and (b) Companies’ act 2190/20 Articles 68 (par. 2) and 69-77, as currently in force.

     Pursuant to Law 2515/1997 Article 16, par.5, the merger is effected through the pooling of NBG’s and ETEBA’s assets and liabilities, as same appear in the respective balance sheets as at 31 December 2001 (conversion balance sheets); the latter coincide with the said banks’ audited and published balance sheets as at 31 December 2001 approved by their General Meetings of Shareholders, after taking into consideration ETEBA’s share capital increase by resolution of the bank’s GMS of 14 June 2002. The combined balance sheets and the corresponding certified auditors’ audit certificates are included in this information memorandum. As of the date of registration (as per Companies’ Act 2190/1920 Article 74) of the regulatory authorities’ approval of the merger, along with the Final Merger Agreement and other documents, with the Registrar of Sociétés Anonymes (‘Day of Merger’) the absorbing NBG automatically substitutes the absorbed ETEBA in all its rights and obligations, and ETEBA is automatically considered dissolved, without liquidation being required (which is deemed equivalent to transfers by universal succession as per Article 75 of Companies’ Act 2190/1920).

     As per Law 2515/1997 Article 16 par.nbsp;5, the Absorbing Bank’s share capital pursuant to the merger consists of the sum of the share capitals of the Absorbing and the Absorbed Banks, which is formed as follows:

(a)	The Absorbing NBG’s share capital which, as at the date of the conversion balance sheet (31 December 2001) and prior to the signing of the Merger Agreement, amounted to €1,026,362,034, divided into 228,080,452 common registered shares, of a nominal value of €4.50 each.

(b)	The Absorbed ETEBA’s share capital, which as at the date of the conversion balance sheet (31 December 2001) amounted to €29,951,416.80, divided into 49,919,028 registered shares, of a nominal value of €0.60 each. By GMS resolution of 14 June 2002, the Absorbed bank’s share capital subsequently further increased by €1,996,761.12, specifically (i) by €1,623,454.16 by capitalisation of the revaluation reserve pursuant to real asset revaluation, (ii) by €373,306.96 by capitalization of an equivalent portion of the share premium reserve. Pursuant to the said share capital increase, effected through a euro 0.04 increase in the nominal value of the share (i.e. from €0.60 to €0.64), ETEBA’s share capital before the merger totalled €31,948,177.92, divided into 49,919,028 common registered voting shares, of a nominal value of €0.64 each. In view of the above, the total share capital of the “new” NBG at the outset amounts to €1,058,310,211.92.

(c)	In view of the fact that the Absorbing NBG holds 37,283,915 shares of the Absorbed ETEBA, representing €23,861,705.60 of ETEBA’s share capital, i.e. 37,283,915 X 0.64, the €1,058,310,211.92 total share capital of the ‘new’ NBG is reduced to €1,034,448,506.32 (i.e. €1,058,310,211.92 minus €23,861,705.60 from cancellation of shares pursuant to the merger).

(d)	The above €1,034,448,506.32 is increased through the addition of €8,970,930.68 resulting from NBG’s share capital increase by capitalisation of an equivalent portion of the share premium reserve, in order that the nominal value of all the shares of the “new” NBG amount to €4.50. This will be approved by NBG’s GMS which is to approve the Draft Merger Agreement and the Merger Act. It is noted that capitalisation of reserves exempt from income tax does not affect net book value, and therefore the value of the shareholders are not affected in the least.

     Pursuant to the above, the Absorbing NBG’s share capital increases by a total of €17,057,403.00, through the issue of 3,790,534 new common registered shares of a nominal value of €4.50 each. These are to be subsequently distributed to the Absorbed ETEBA’s shareholders on the basis of a 1:15.2 exchange ratio, determined to be fair and reasonable on the basis of the two banks’ share ratio as at 27 June 2002, i.e. the day before the intended merger was announced, and of the results of internationally accepted valuation methods (Market capitalization, Public Market Multiples, Comparable Transactions and Net Book Value).

     On the basis of the above share exchange ratio, the participation of NBG’s shareholders and ETEBA’s shareholders other than NBG in the “new” NBG’s share capital of €1,043,419,437.00 prior to the merger is estimated at €1,026,362,034.00 and €17,057,403.00 respectively.

     The fair and reasonable share exchange ratio was determined as follows:

1.	Each “old” NBG share will correspond to one “new” share, and every ten ETEBA shares will correspond to three “new” NBG shares.

2.	Fractional rights of ETEBA shareholders shall not serve as a basis to receive fractional rights to “new” NBG shares but shall be added up to form full shares, by a method to be decided by NBG’s Board of Directors as per General Meeting of Shareholders’ authorisation.

	Shares before	Exchange		Shares after
Company	the merger	ratio		the merger	%

NBG	228,080,452	(1):	(1)	228,080,452	98.4%
ETEBA	12,635,113	(3):	(10)	3,790,534	1.6%

Total				231,870,986	100.0%

     Any transaction performed by ETEBA after 31 December 2001 shall be deemed to be so performed for the account of NBG, and the corresponding amounts are to be transferred to NBG’s books in aggregate after the Day of the Merger; furthermore, any financial results of ETEBA during the said period shall be considered results of the “new” NBG (as per Article 16 of law 2515/1997 and Article 75 of Companies’ Act 2190/1920).

     As of the Day of the Merger, the “new” NBG shall see to it that the 3,790,534 new shares issued pursuant to the merger according to the share exchange ratio determined as above are promptly credited to the ETEBA shareholders’ accounts via Central Securities Depository S.A., as per Articles 39 et seq. of law 2396/1996 on Dematerialised Securities, as amended and currently in force, and the regulations of Central Securities Depository S.A.’s Dematerialised Securities System. The beneficiaries of the new shares shall be notified accordingly through the press.

     The new shares shall participate in the “new” NBG’s profits as of 1 January 2002, i.e. they shall be entitled to a dividend for 2002.

     No shareholder of NBG or ETEBA enjoys any special rights or holds any other securities, except bonds. The decision regarding the merger is subject to the approval of NBG and ETEBA bondholders (as per Companies’ Act 2190/1920, Article 20 par.4, as currently in force).

     No director or regular auditor of NBG or ETEBA is entitled to or granted any special privileges pursuant to the Merger Agreement.

3.  The reasons for the merger

     The reasons underlying NBG’s and ETEBA’s Boards of Directors’ decision for the merger are set out in their reports (drafted as per Companies’ Act 2190/1920, Article 69 par. 4) to the respective General Meetings of Shareholders which approved the Draft Merger Agreement. The two banks’ Boards of Directors judged that the merger would be in the best interest of both companies and their shareholders, as it would enable them to achieve a number of key benefits, i.e.:

To reduce operating cost, via economies of scale (at the level of investments, subsidiaries, centralisation of operations), realization of synergies and rationalisation of the potential of the Group’s investment banking personnel. The absorption by the parent company will allow ETEBA to proceed to investments necessary in infrastructure and modernisation (particularly in the areas of fund, risk and accounting systems management) which would otherwise disproportionately burden its operating cost, at a time when no significant increase in revenue is expected.

To achieve effective coordination and direct administrative control of investment banking activities, by bringing them within the fold of the parent company and the responsibility of a central unit.

To eliminate overlapping of activities in areas such as management of funds, loan contracts and securities trading where ETEBA, due to its infrastructure or the current legal framework has established no comparative advantage over NBG, and has no prospects for maintaining an autonomous presence.

To enhance NBG’s presence in the advisory services sector, in segments such as project finance, mergers and acquisitions, and underwriting services where ETEBA has acquired substantial experience and know-how. At the same time, NBG’s strong capital base will enable it to undertake levels of risk that have been beyond the capacity of a company the size of ETEBA.

To strengthen NBG’s operations in fund management for institutional customers via the consolidation of the portfolios of ETEBA and NBG.

To harmonise NBG’s strategy with the global trend of centralising investment banking activities to the parent company rather than providing them via separate subsidiaries.

4.  Methods for determining the share exchange ratio

     The exchange ratio of ‘old’ shares owned by NBG’s and ETEBA’s shareholders to the ‘new’ NBG shares was specified on the basis of NBG/ETEBA share ratio, which was determined by the two banks’ Boards of Directors to be 1:15.2%. The total value of each bank was estimated on the basis of the internationally accepted valuation methods below, and the suitability of each method was taken into consideration towards the calculation of the final result.

Market Capitalisation Method

     The two banks’ market capitalisation was derived by application of their average and weighted average capitalisation of the week, the month and the three and six months before the announcement of the merger proposal (28 March 2002), on the basis of the corresponding transactions turnover. Accordingly, NBG’s and ETEBA’s average capitalisation for the above periods was estimated at €4,944 mil. and €327 mil. and their average share ratio as regards the ‘new’ NBG at 93.8% and 6.2% respectively.

Public Market Multiples Method

     According to this method, each bank was valued on the basis of P/E and P/BV ratios derived from a sample of comparable listed companies. The samples used consisted of 12 companies (i.e. 8 domestic and 4 overseas) for NBG and of 8 companies for ETEBA (overseas only, due to lack of comparable domestic companies).

     The following results were obtained from the analysis of the data:

     On the basis of the P/E ratio, the average reasonable value was estimated at € 8,686.9 mil. for NBG and €500.1 mil. for ETEBA, and the said valuations correspond to 94.6% and 5.4% participations in the ‘new’ NBG respectively.

     On the basis of the P/BV ratio, the average reasonable value was estimated at €5,783.5 mil. for NBG and €219.7 mil. for ETEBA, and the said valuations correspond to 96.3% and 3.7% participations in the “new” NBG respectively.

Comparable Transactions Method

     According to this method, each bank was valuated on the basis of ratios derived from terms of actual mergers ‘through absorption’ where the absorbing entities already participated in the absorbed by majority holdings. The data used to derive the ratios were obtained from recent mergers in Greece (5) and in Europe (7).

     On the basis of the said data, the premium/discount range derived for the shareholders of the absorbing entity, on the basis of its stock market value one day before the announcement of the merger, was from –19.53% discount to a +24.80% premium. On the basis of the average premium/discount range for ETEBA, the NBG/ETEBA share ratio as regards the ‘new’ NBG was estimated at 93.8% for NBG and 6.2% for ETEBA.

Net Book Value Method

     Reference, though unnecessary, is made to the book value, as it serves to give no more than a static representation of the relationship between the two banks’ shares. NBG’s and ETEBA’s net book values as at 31 December 2001 totalled € 2,265.7 mil. and €156.5 mil. respectively, and the corresponding share ratio on the basis of the said net book values was estimated at 93.5% for NBG and at 6.5% for ETEBA.

     To sum up, the valuation methods described above were used as a basis in order to estimate a reasonable value range for each bank and the two banks’ corresponding share ratio. The mean (average) values and the corresponding share ratios obtained from the application of each valuation method are set out in the Table below:

	Valuation		Exchange ratio

(million €)	NBG	ETEBA	NBG	ETEBA

Valuation methods
Market capitalization	4,944.0	327.0	93.8%	6.2%
Public market multiples
P/E	8,686.9	500.1	94.6%	5.4%
P/BV	5,783.5	219.7	96.3%	3.7%
Comparable transactions	N/A	N/A	93.8%	6.2%
Auxiliary valuation methods
Net book value	2,265.7	156.5	93.5%	6.5%

N/A: non applicable

     In view of the above data, and the fact that in the case of this transaction it is market capitalization that comprises the reference method for determining the relative values of the two banks, the reasonable and fair ratio, expressed as a percentage share of ownership in the “new” National Bank is set at 93.8% to 6.2%, reflecting approximately the average relative value of NBG to ETEBA for the current year to 27 June 2002.

     The share exchange ratio deriving from the above data, as determined by the Board of Directors of both banks, was approved by the First Repeat GMS and the Special Bondholders’ Meeting of National Bank held on 20 November 2002, and by the GMS of ETEBA held on 6 November 2002 and the Repeat Meeting of Bondholders of ETEBA held on 21 November, and was considered to be reasonable and fair by two international auditors, PricewaterhouseCoopers, who prepared the related report in response to a request by NBG, and Ernst & Young who prepared a report in response to the related request by ETEBA.

     The Report prepared by PricewaterhouseCoopers on the share exchange ratio employed internationally accepted valuation methods, while the final figure was considered in the light of the degree of appropriateness of each method to the particular case. The valuation methods used and the range of the exchange ratio established on the basis of these methods are set out in the table below:

Method	Exchange ratio

(NBG to ETEBA)
Market capitalization	14.42 — 15.40 to 1.00
Adjusted book value	11.89 — 15.74 to 1.00
Public market multiples	15.33 — 29.44 to 1.00
Comparable transactions	17.44 — 25.40 to 1.00

     Having balanced the valuation of each bank against the appropriateness of each method, the range of the exchange ratio between Absorbing and Absorbed Bank was found to be 14.77-21.50 to 1 (NBG to ETEBA). Accordingly, the exchange ratio range of the shares of the merging banks in the share capital of the Absorbing bank is 93.66%-95.56% and 6.34%-4.44% for the shareholders of National Bank and ETEBA respectively.

     PricewaterhouseCoopers’ Report concludes on the following note: “In our opinion, the Boards’ proposed exchange ratio... which corresponds to a share exchange ratio of 15.2 to 1.00 (NBG to ETEBA), is fair and reasonable in accordance with article 16 of Law 2515/1997.”

     According to the Report of Ernst & Young, in order to determine the share exchange ratio a valuation study was carried out vis-à-vis the value of the assets of the ETEBA Group and the NBG Group, and to determine the reasonable exchange ratio range of the two groups, taking 27 June 2002 as the reference date, i.e. the day immediately preceding the announcement of the banks’ intention to merge. The final ratio was determined after a consideration of the degree of appropriateness of each method.

     The calculation of the value of the two groups was carried out in accordance with the generally accepted principles and methods employed internationally and deemed appropriate for this merger.

     Specifically, the following internationally accepted methods were applied:

(a)	Market capitalization

(b)	Comparable companies multiples

(c)	Comparable transactions multiples

(d)	Adjusted net assets, as per Cod. Law 2190/1920

producing the following valuations:

(€ million)	ETEBA		NBG

Method	Min	Max	Min	Max

Market Capitalization	291.53	432.30	4,424.76	6,176.42
Comparable Companies Multiples	230.52	552.95	4,842.76	10,034.00
Comparable Transactions Multiples	346.10	417.12	5,762.89	7,562.27
Adjusted Equity	153.32		2,357.40

Method	Exchange ratio range

Market Capitalization	14.29 — 15.18 to 1
Comparable Companies Multiples	18.15 — 21.01 to 1
Comparable Transactions Multiples	16.65 — 18.13 to 1
Adjusted Equity	15.37 to 1

     Ernst & Young’s Report concludes on the following note: “In our opinion, and on the basis of the valuations, the Boards’ proposed share exchange ratio of 10 ETEBA share to 3 NBG shares, which takes into consideration a) the increase in share capital carried out by ETEBA on 14 June 2002 and b) the proposed increase in share capital of NBG, as these increases are described in the Draft Merger Agreement of the two Banks, is fair and reasonable in accordance with Cod. Law 2190/1920 and Law 2515/1997.”

V.  MERGER BY ABSORPTION OF Banque Nationale de Grèce (France) by National Bank of Greece S.A.

     The Repeat GMS of NBG held on 20 November 2002 resolved on the merger by absorption of Banque Nationale de Grèce (France) (hereafter BNG (France)) by NBG, and approved the Draft Merger Agreement, as drawn up by the Board of Directors on 28 June 2002. The merger was approved also by the Special Meeting of Bondholders of the Bank held on 20 November 2002. A corresponding resolution by the GMS of the absorbed BNG (France) was not required, as the Absorbing bank owns 100% the share capital of the Absorbed bank.

     The Draft Merger Agreement was signed by the appointed representatives of the Absorbing and Absorbed banks on 28 June 2002 and was filed with the Register of Sociétés Anonymes at the Ministry of Development by Ministry decision dated 29 July 2002 and with the corresponding French authorities. Notification of the intention to merge was published in Government Gazette 8127/31.7.2002 and in the French “Le Quotidien Juridique”. A summary of the Draft Merger Agreement was also published in the Greek daily press on 9 August 2002.

     The Draft Merger Agreement was submitted for approval by French auditors Messrs Didier Lamy and Raymond Dijols, who compiled a related report (23 July 2002), as well as by PricewaterhouseCoopers, who prepared a report verifying the book value of the Absorbing National Bank and the terms of the Draft Merger Agreement.

     The merger has been approved by the Bank of Greece by formal decision published in the Government Gazette 195 A/23.8.2002.

     The key terms of the merger are as follows:

     Relationship between the two Banks:
     NBG owns 100% BNG (France)

Law applicable:

     The merger will be carried out via absorption of BNG (France) by NBG, by which the entire assets of the Absorbed entity will be incorporated into the assets of the Absorbing bank. The merger will be conducted in accordance with:

•	the provisions of Law 2515/1997,

•	the provisions of Codified Law 2190/1920 “On Sociétés Anonymes”, as amended, with consolidation of the assets and liabilities of the two banks, as posted on their balance sheets at 31 December 2001.

•	the provisions of article 1844-4 of the French Civil Code and article L.236-11 of the French Commercial Code.

     The merger agreement is subject to both Greek and French law.

NBG BRANCH

     NBG will establish a Branch in France, in Paris. This branch has already been approved by the Credit Institution Commission (decision of 28 May 2002) and will be registered at the Chamber of Commerce. The branch will undertake management of the assets and liabilities resulting from the merger.

RATIONALE AND AIMS OF THE MERGER

     The Boards of both banks decided to merge their businesses, as they considered that such a merger would be to the benefit of both corporations and their shareholders by improving the management of the Group’s own funds and, as a result, the Group’s solvency ratio.

MERGER PROCEDURES

     The merger will be conducted in accordance with the provisions of article 16 of Greek Law 2515/1997 and article 68 et seq. of Greek Codified Law 2190/1920, as amended, by combining the assets and liabilities of the two merging banks, as per their balance sheets at 31 December 2002. The auditors’ reports will be submitted for approval to the GMS of the Absorbing bank in accordance with the provisions of article L. 236-1 et seq. of the French Commercial Code.

BALANCE SHEETS TAKEN INTO CONSIDERATION FOR DRAWING UP THE TERMS OF THE MERGER

     The last day of the financial year of both companies is 31 December of any year.

     For the purposes of drawing up the terms of the merger, the balance sheets for the financial year ending 31 December 2001, as approved by the GMS of NBG and BNG (France) respectively, were used.

METHODS FOR DETERMINING THE VALUE OF THE MERGED ENTITIES

     The assets and liabilities of the Absorbed company have been transferred at their net book value as recorded on the balance sheet at 31 December 2001.

DATE OF TRANSFER

     The date of transfer of assets and liabilities is set at 1 January 2002. All transactions performed as of this date will be considered to have been executed for the account of NBG.

TRANSACTIONS BY THE ABSORBED BANK UNTIL DATE OF THE FINALIZATION OF THE MERGER

     The transactions of the Absorbed bank as of 1 January 2002 until the finalization date of the merger of the two banks will be held as performed for the account of the Absorbing bank, while the financial results of this period will also be accounted as results of the Absorbing bank, as per article 16 of Law 2515/1997 and 74.75 of Codified Law 2190/1920.

     Likewise, all agreements and legal transactions entered into or implemented during this same period with third parties, whether individuals or companies, in the name of the Absorbed bank will be undertaken by the Absorbing bank under the same terms and conditions.

FULL TRANSFER OF BNG (FRANCE) ASSETS TO NBG

     The assets of BNG (France) are transferred in their entirety to NBG, with the usual legal guarantees given in such cases and under the special terms summarized below.

     The total assets of BNG (France) will come into the ownership of NBG, and NBG will be obliged to undertake all the liabilities of BNG (France) and all the obligations and commitments arising therefrom as these stand on the actual date of the merger, i.e. the assets and liabilities arising from the transactions performed between 1 January 2002 and the date of the merger.

     Consequently, the profit and loss of BNG (France) as recorded on the balance sheet at 31 December 2001 will be transferred in their entirety to the new entity.

     Due to the reference to the balance sheet at 31 December 2001, all asset and liability transactions of the Absorbed bank during the period from 1 January until the actual date of the merger will be written by the Absorbing bank in its accounts for the current year on that date.

     Determining and evaluating the assets and liabilities of BNG (France) was carried out in accordance with the provisions of article 254-3 of the (French) decree of 23 March 1967.

EXCHANGE RATIO: ABSENCE OF CONSIDERATION FOR THE TRANSFER, AND INCREASE OF CAPITAL

     The Boards of the two banks agreed on the following vis-à-vis the share exchange ratio of the merging entities: since the Absorbing bank owns the total stock of the Absorbed bank no shares of the former will be given to the latter as consideration. Following the merger and the combining of the corporate assets, the shares of the Absorbed bank will be cancelled, as per article 16.3 of Greek Law 2515/1997 and article 78 of Greek Codified Law 2190 and article L236-11 of the French Commercial Code. There will therefore be no new issue of shares or increase in share capital on the part of the Absorbing bank.

SPECIAL RIGHTS OF SHAREHOLDERS

     There are no shareholders or holders of other securities of either the Absorbed bank or the Absorbing bank who enjoy special rights beyond those of the shares, with the exception of bank bonds and debentures. The merger decision will be submitted for approval by the bondholders of both the Absorbing and the Absorbed bank, as per the provisions of para. 4 of article 70 of the Greek Codified Law 2190/1920, as amended.

MERGER DIFFERENCE

     According to the provisions of Greek law (Law 2515/97) the par value of the shares of BNG (France) owned by NBG and referred to in this draft merger amounts to €9,146,941.03 while the book value of the shares as posted in the books of the absorbing bank is €24,363,450.49. Consequently, there was a merger difference of €15,216,509.46 which will appear in the books of the Absorbing bank, NBG.

OBLIGATIONS AND TERMS OF TRANSFER

     On completion of the merger process the results and consequences of the merger become effective automatically, as specified in article 75 of Greek Codified Law 2190/1920 and article L. 236-3 of the Commercial Code, as these apply to merging banks and third parties.

FINAL IMPLEMENTATION OF THE MERGER

     The merger will be put into final effect by absorption of BNG (France), effective retroactively as of 1 January 2002.The merger is considered complete as at the date on which it is filed at the Register of Sociétés Anonymes held at the Greek Ministry of Development, and on receiving approval from the relevant authorities and the signing of the final merger contract before a notary public.

TAXATION REGIME

A)	According to the provisions of Greek Law 2515/1997, this agreement is exempt from any tax, duty, contribution or rights on behalf of third parties

B)	According to the provisions of French law, with regard to corporation tax, the signatories to the merger agreement declare that the merger is subject to the provisions of articles 210 A and 210 B of the French General Taxation Code.

TERMINATION OF BANQUE NATIONALE DE GRECE (FRANCE)

     The Absorbed bank ceases to exist and its shares are cancelled. According to article 75, para. 4a of Greek Codified Law 2190/1920, as the stock of the Absorbed bank is 100% owned by the Absorbing bank, it is not exchanged, but cancelled.

     BNG (France) ceases to exist as of the day of the merger. This cessation of existence will not be accompanied by liquidation of the company, and according to the provisions of articles L.236-3 of the French Commercial Code, the merger by absorption implies universal transfer of the assets of the Absorbed company, as these stand on the date of the merger.

PROVISIONS

     The merger agreement, and its approval by the authorities, will be subject, in the case of the absorbing Company, to the provisions of article 7b of Greek Codified Law 2190/1920, as amended, while in the case of the Absorbed company, it will be subject to the publication requirements set out in article 285 et seq. of French Decree of 23 March 1967 and of article 24 of French Decree of 30 May 1984.

VI.  SHAREHOLDERS’ RIGHTS

     This section provides information on the Bank’s Memorandum and Articles of Association as well as on the taxation of dividends. Investors willing to find out more on the above may refer to the 20F report of NBG that can be found on our internet site at www.nbg.gr.

VII.  THE NBG STOCK

     The performance of NBG stock prior to the Repeat General Meeting of its shareholders is set forth in the following table:

NBG share price and trading values in 2002 (ASE and NYSE)

	NBG on the ASE		NBG (ADR) (2) on the NYSE

		Total trading value		Total trading value
	Price	for the month	Price	for the month
Month	(€) (1)	(€ million)	(USD) (1)	(USD million)

January	26,74	7,24	4,67	0,79
February	24,04	5,77	4,30	0,07
March	22,64	5,38	4,28	0,42
April	20,22	6,47	3,60	1,54
May	22,12	5,71	4,19	2,48
June	21,54	4,90	4,18	0,92
July	18,76	4,90	3,65	0,52
August	18,86	2,34	3,76	1,85
September	15,72	46,95	2,95	2,24
October	14,72	70,51	2,87	2,36
November	14,02	96,56	2,91	1,74

Sources: Bloomberg, ASE, NBG estimates

(1)	Last session of the month

(2)	1 share = 5 ADR

     On 20 November 2002 the NBG share price stood at €14.20, and its market capitalization totalled €3,238,742,418.

     For information regarding the NBG share performance in prior years investors may refer to NBG Annual reports and /or 20F reports which can be found at www.nbg.gr.

VIII.  INFORMATION ON “NEW” NATIONAL BANK OF GREECE

     The absorption of ETEBA will not affect the operations of the Bank. Thus, investors willing to find out more about NBG’s operations may well refer to its published Annual reports, 20F reports and Annual bulletins which can be downloaded from www.nbg.gr.

IX.  THE BANKING SERVICES SECTOR IN GREECE

     An overview of the banking services sector in Greece can be obtained from NBG’s Annual reports and 20F reports which can be downloaded from www.nbg.gr.

X.  “COMBINED” FINANCIAL STATEMENTS OF THE “NEW” NATIONAL BANK OF GREECE.

     The “combined” financial statements of the “new” NBG are attached to this information memorandum.

XI.  OBJECTIVES AND STRATEGY

     The absorption of ETEBA is in line with NBG’s strategic goals as these are set forth in the Bank’s 2001 annual report.

XII.  DIVIDEND POLICY

     As described in NBG’s Annual report and 20F report.

XIII.  INFORMATION ON NATIONAL BANK OF GREECE

     General information on NBG can be obtained from the Bank’s Annual reports or at www.nbg.gr.

     With special reference to NBG’s shareholders’ structure please note the following:

     The shareholders’ structure of NBG as at June 30, 2002 is set forth in the following table:

Shareholder	No. of shares	%

Private domestic investors	58,465,534	25.63%
Private overseas investors	1,155,791	0.51%
Domestic institutionals	21,334,105	9.35%
Other domestic legal entities	9,772,685	4.28%
Overseas legal entities	40,554,145	17.78%
Hellenic Republic — DEKA	15,292,081	6.70%
Pension Funds, Other public entities etc.	69,798,327	30.60%
NBG subsidiaries	11,707,784	5.13%

Total	228,080,452	100.00%

     As at this date, all NBG shares were held by individuals, legal entities and the Hellenic Republic. In particular, the Hellenic Republic controlled directly or indirectly through DEKA approximately 6.70% of the issued share capital of the Bank. A further 6.38% was owned by Hellenic Finance SCA (for more information on Hellenic Finance please refer to NBG 20F report for the year ended December 31, 2001 under “Item 7 Major shareholders and Related party Transactions). In addition, certain state related entities controlled shares representing approximately 30.60% of the Bank’s issued share capital. Legal entities (mostly institutionals) and individuals, both Greek and non-Greek, controlled 51.18% In particular, legal entities held 25.04% (13.64% domestic entities and 11.40% overseas entities) and the remaining 26.14% was controlled by individuals (25.63% Greek and 0.51% non-Greek). NBG subsidiaries controlled 5.13% of the Bank’s issued share capital on that date.

XIV.  NBG FINANCIAL DATA

     All financial data for the years ended up to December 31, 2001 (inclusive) can be obtained from NBG’s Annual reports or 20 F reports which can be downloaded at www.nbg.gr.

XV.  NBG GROUP OF COMPANIES

     All information regarding the companies comprising the NBG Group can be obtained from NBG’s Annual reports or 20 F reports which can be downloaded at www.nbg.gr.

XVI.  INFORMATION ON ETEBA

     ETEBA, headquartered in Athens, represents the backbone of the investment banking activities of the Group. The company, listed on the Athens Stock Exchange, was established in 1963 by the Bank in a joint venture with foreign financial conglomerates Banque Nationale de Paris, Deutsche Bank, Crédit Suisse and Crédit Lyonnais. In 1985, all the shares owned by the above foreign institutions were acquired by National Bank of Greece which owns (as at December 31, 2001) 74.7% of its share capital with the remaining 25.3% being publicly held. ETEBA engages in two principal activities: lending and investment banking. Its investment banking activities include:

•	underwriting equity offerings;

•	corporate finance advisory;

•	venture capital;

•	equity and debt financing; and

•	private banking.

     As part of the Group’s strategic plans, ETEBA has developed operations in southeast Europe by forming subsidiaries or opening correspondent offices in Romania, Bulgaria, Yugoslavia, Cyprus, Egypt and Albania.

     ETEBA provides financial advisory services to the Greek government in connection with its ongoing privatization program and the construction of major infrastructure projects, such as the Rion-Antirrion bridge and the Spata-Elefsis motorway. We expect that our corporate finance advisory services will continue to be a potential growth area in the future.

     In recent years, the NBG Group has steadily increased our market share of capital markets activities, particularly with regard to public offering activity. The Bank and ETEBA have participated as underwriter in eight of the 20 public offerings on the ASE during 1996, 12 of 16 such offerings during 1997, 24 of 30 such offerings in 1998, 38 of 47 such offerings in 1999, 44 of 50 such offerings in 2000 and 23 of 24 such offerings in 2001. Our market share of underwriting, in relation to primary offerings on the ASE, amounted to approximately 24.1% of the total equity underwritten in 2000, and approximately 17.5% in 2001.

     ETEBA participated in the venture capital market through ETEBA Venture Capital Management Company which manages two funds — ETEBA Emerging Markets Fund Ltd. and ETEBA Estate Fund Ltd. — with an aggregate authorized capital of €5.9 million.

     For more information on ETEBA and its operations please refer to www.eteba.gr.

XVII.  ETEBA FINANCIAL DATA

     The following tables set forth selected financial information for ETEBA for the years ended December 31, 1997, 1998, 1999, 2000, 2001, as derived from its audited financial statements prepared in accordance with Greek GAAP. All financial statements for the years ended up to December 31, 2001 (inclusive) can be downloaded at www.eteba.gr.

STATEMENT OF INCOME DATA (€ in millions)*	1997	1998	1999	2000	2001

Net interest income	16.90	19.02	10.29	–8.94	9.04
Income from securities	1.19	5.19	10.35	30.42	16.75
Commissions receivable	2.58	0.89	1.37	1.10	0.74
Commissions payable	–0.54	–0.30	–0.40	–0.80	–0.68
Net profit on financial operations	5.67	27.80	60.96	41.65	19.77
Other operating income	2.83	2.68	3.74	4.58	5.73
Staff costs	–8.28	–9.25	–10.88	–10.18	–10.20
Other administrative expenses	–3.63	–4.74	–5.76	–5.55	–5.09
Fixed assets depreciation	–0.36	–0.48	–0.73	–0.88	–0.82
Other operating charges	–0.19	–0.14	–0.12	–0.16	–0.09
Value adjustments in respect of loans and advances, and provisions for contingent liabilities and for commitments	–1.75	–5.04	–3.92	–4.00	–0.10
Profit on ordinary activities before tax	14.41	35.63	64.90	47.24	35.05
Extraordinaey income	0.44	0.10	0.08	0.25	1.23
Extraordinary charges	–0.09	–0.34	–0.28	–0.24	–0.21
Extraordinary profit	–0.15	0.15	2.28	2.32	12.00
Profit before tax	14.62	35.53	66.98	49.57	48.07
Tax expense	–5.45	–8.13	–3.89	–3.70	–8.08
Profit after tax	9.17	27.40	63.09	45.87	39.99

Assets (€ in millions)	31.12.97	31.12.98	31.12.99	31.12.00	31.12.01

Cash in hand and balances with Central Bank	10.92	79.48	217.64	109.71	48.24
Treasury bills and other bills eligible for refinancing with Central banks	0.30	4.90	0.00	0.00	0.00
Loans and advances to credit institutions	130.85	166.75	90.36	94.20	63.22
Loans and advances to customers	229.92	428.08	556.84	547.79	483.15
Less: Provisions for doubtful debts	–33.94	–34.55	–37.31	–38.92	–38.64
Debt securities including fixed income securities	130.54	221.98	493.52	308.33	386.30
Shares and other variable yield securities	21.17	41.88	88.78	128.41	110.86
Participating interests	25.31	21.55	25.96	24.18	23.05
Shares in affiliated undertakings	22.24	27.61	42.98	70.36	59.30
Intangible assets (net)	0.19	0.29	0.31	0.34	0.21
Fixed assets (net)	8.99	9.41	9.66	11.08	11.68
Other assets	8.63	7.36	13.86	12.51	10.79
Prepayments and accrued income	6.60	8.61	9.17	10.30	5.68

TOTAL ASSETS	561.62	983.35	1,511.77	1,278.29	1,163.89

LIABILITIES (€ in millions)	31.12.97	31.12.98	31.12.99	31.12.00	31.12.01

Amounts owed to credit institutions	249.12	238.65	360.65	426.92	594.10
Amounts owed to customers	165.07	525.70	949.39	613.15	361.06
Debts evidenced by securities	3.21	3.59	2.53	1.55	1.31
Other liabilities	47.47	103.82	25.31	42.88	38.91
Accruals and deferred income	1.40	5.00	10.76	8.25	4.57
Provisions for liabilities and charges	4.47	5.01	5.99	7.37	7.47
Paid up share capital	26.33	26.33	26.33	26.33	29.95
Share premium account	9.35	9.35	9.35	9.34	5.77
Reserves	44.88	55.58	104.98	125.73	109.69
Fixed assets revaluation reserve	10.32	10.32	16.47	16.77	11.04
Retained earnings	0.00	0.00	0.00	0.00	0.02
Total equity	90.88	101.58	157.14	178.17	156.47

TOTAL LIABILITIES	561.62	983.35	1,511.77	1,278.29	1,163.89

XVIII.  ETEBA GROUP OF COMPANIES

     For a detailed description of ETEBA Group please refer to www.eteba.gr.

XIX.  ETEBA DIVIDEND POLICY

     For a detailed description of ETEBA’s dividend policy please refer to www.eteba.gr.

APPENDICES

MERGER AGREEMENT (please see p. 15, Section 2 “Terms of the Merger”)

“COMBINED” FINANCIAL STATEMENTS OF THE “NEW” NATIONAL BANK OF GREECE

FINANCIAL STATEMENTS OF NATIONAL BANK OF GREECE FOR THE YEARS 1997-2001 (www.nbg.gr)

CONSOLIDATED FINANCIAL STATEMENTS OF NBG GROUP FOR THE YEARS 1997-2001 (www.nbg.gr)

FINANCIAL STATEMENTS OF NBG AS AT 30.06.2002 AND 30.09.2002 (www.nbg.gr)

CONSOLIDATED FINANCIAL STATEMENTS OF NBG AS AT 30.06.2002 AND 30.09.2002 (www.nbg.gr)

NBG GROUP OF COMPANIES (www.nbg.gr)

FINANCIAL STATEMENTS OF THE CONSOLIDATED NBG SUBSIDIARIES AS AT 31.12.2001 (Annual report — www.nbg.gr)

AUDITORS OF THE NBG GROUP OF COMPANIES (Annual report — www.nbg.gr)

FINANCIAL STATEMENTS OF ETEBA FOR THE YEARS 1997-2001 (www.eteba.gr)

CONSOLIDATED FINANCIAL STATEMENTS OF ETEBA GROUP FOR THE YEARS 1997-2001 (www.eteba.gr)

FINANCIAL STATEMENTS OF ETEBA AS AT 30.06.2002 AND 30.09.2002 (www.eteba.gr)

CONSOLIDATED FINANCIAL STATEMENTS OF ETEBA AS AT 30.06.2002 AND 30.09.2002 (www.eteba.gr)

NBG STOCK MOVEMENT (www.nbg.gr)

ETEBA STOCK MOVEMENT (www.eteba.gr)

NBG BRANCH NETWORK (www.nbg.gr)

UNAUDITED TAX YEARS FOR THE COMPANIES OF THE NBG GROUP

	Unaudited	Application	Tax
Company	Tax years	Serial no.	authority

National Bank of Greece	2001	1611/3.10.2002	ETHEK
ETEBA	2001	1064/5.7.02	ETHEK
National Investment Company	2001	1615/4.10.02	ETHEK
National Securities	1999-2001	35349/9.9.02	FAEE of Athens
		(courier ACS):
Ethniki Kefalaiou Assets and Liabilities Management	2001	5275603/7.10.02	ETHEK
Diethniki Mutual Fund Management	1999-2001	1649/10.10.02	ETHEK
National Management and Organization	2001	1718/18.10.02	ETHEK
Ethniki Leasing	2001	1645/9.10.02	ETHEK
National Mutual Fund Management	1992-2001	27412/10.7.02	FAEE of Athens
NBG Venture Capital	1994-2001	10615/10.10.02	FAEE of Athens
Natioanl Regional Development Co of Northern Greece	1994-2001	12829/9.7.02	FAEE of Thessaloniki
NBG Balkan Fund Ltd	1999-2001
NBG Greek Fund Ltd	1999-2001
ETEBA Emerg.Markets Fund Ltd	1999-2001
ETEBA Estate Fund Ltd	1999-2001
ETEBA Venture Capital Management Co	1999-2001
NBG Bancassurance	1999-2001	8281/9.10.02	PEK of Athens
Atlantic Bank of New York	1999-2001
Banque Nationale De Grece (France)	1999-2001
National Bank of Creece (Canada)	1997-2001
The South African Bank of Athens Ltd	none
National Bank of Greece (Cyprus)	2001
National Securities Cyprus	2001
NBG Management Services	2000-2001
Stopanska Banka Ad	1999-2001
United Bulgarian Bank Sofia	1996-2001
NBG International Ltd	2001
NBG I Inc	2001
NBG I Private Equity Limited	2001
NBG Finance	2001
Interlease Ad Sofia	1997-2001
ETEBA Bulgaria Ad Sofia	1999-2001
ETEBA Romania Sa	1999-2001
ETEBA Advisory Srl	2000-2001
NBG International Jersey	2001

NATIONAL BANK OF GREECE S.A.
(REG. No 6062/06/B/86/01)
COMBINED FINANCIAL STATEMENTS FOR NBG — ETEBA AS AT 31 DECEMBER 2001
(Amounts in thousands Euro)

ASSETS	31.12.2001

1. Cash in hand, balances with central banks			2,149,300
2. Treasury bills and other bills eligible for refinancing with central banks:
(a) Treasury bills and similar securities			129,487
3. Loans and advances to credit institutions
(a) Repayable on demand		7,334
(b) Other loans and advances		7,320,111	7,327,445

3A. Reverse Repos			1,990,673
4. Loans and advances to customers		16,871,334
Less: Provisions for doubtful debts		(822,510)	16,048,824

5. Debt securities including fixed-income securities:
(a) Government		13,295,992
(b1) Corporates		1,907,953
(b2) Other issuers		281,449	15,485,394

6. Shares and other variable-yield securities			643,472
7. Participating interests			319,387
8. Shares in affiliated undertakings			1,485,027
9. Intangible assets
(a) Establishment and formation expenses		3,977
(c) Other intangible assets		206,034
Less: Accumulated amortisation of intangible assets		(109,616)	100,395

10. Tangible assets
(a) Land		178,536
(b) Buildings	273,171
Less: Accumulated depreciation of buildings	(198,477)	74,694

(c) Furniture, electronic & other equipment	249,860
Less: Accumulated depreciation of furniture, electronic & other equipment	(165,292)	84,568

(d) Other tangible assets	10,024
Less: Accumulated depreciation of other tangible assets	(6,282)	3,742

(e) Fixed assets under construction and advances		23,330	364,870

12. Own shares and bonds			7,172
13. Other assets			1,986,246
14. Prepayments and accrued income			317,931

TOTAL ASSETS			48,355,623

LIABILITIES
1. Amounts owed to credit institutions
(a) Repayable on demand		136,236
(b) Time and at notice		3,214,722	3,350,958

2. Amounts owed to customers
(a) Deposits		34,516,568
(b) Other debts		359,601
(c) Repos		5,990,253	40,866,422

3. Debts evidenced by certificates:
(a) Debt securities in issue		1,710
(b) Other		52,936	54,646

4. Other liabilities			1,418,807
5. Accruals and deferred income			229,531
6. Provisions for liabilities and charges:
(a) Provisions for staff pensions and similar obligations		4,223
(b) Provisions for taxation		3,858
(c) Other provisions		14,563	22,644

6A. Provisions for general banking risks			6,894
7. Subordinated liabilities			223,344
Equity:
8. Paid-up capital		1,043,419
9. Share premium account		32,393
10. Reserves
(a) Statutory reserve	154,059
(b) Extraordinary reserves	96,746
(c) Tax-exempt reserves	787,776
(d) Absorption goodwill	(232,548)
(e) Own shares reserve	1,387	807,420

11. Fixed assets revaluation reserve		95,791
11a. Fixed asset investment subsidy		242
12. Retained earnings		203,112
13. Mandatorily convertible bond (L. 2441/96)		—	2,182,377

TOTAL LIABILITIES			48,355,623

OFF-BALANCE SHEET ITEMS
1. Contingent liabilities			17,406,112
2. Commitments arising on sale and repurchase agreements			148
3. Other off-balance-sheet items
(a) Items in custody and safekeeping		4,995,900
(b) Commitments from bilateral contracts		21,810,945
(c) Credit memo accounts		10,915,170	37,722,015

TOTAL OFF-BALANCE SHEET ITEMS			55,128,275

Notes:

1.	The most recent revaluation of the fixed assets, in accordance with Law 2065/92, was carried out in 2000.

2.	The fixed assets of the Bank are free of charges or encumbrances as at 31.12.2001.

3.	The total number of employees in Greece and abroad was 15 379 as at 31.12.2001.

4.	According to the four-digit codification of National Industry Classification Code (NICC), the revenues of the Bank are classified under caption 651.9 “Activities of other intermediary monetary organisations”.

NATIONAL BANK OF GREECE S.A.
(REG. No 6062/06/B/86/01)
COMBINED FINANCIAL STATEMENTS FOR NBG — ETEBA AS AT 31 DECEMBER 2001
(Amounts in thousands Euro)

PROFIT AND LOSS ACCOUNT	31.12.2001

1. Interest receivable and similar income
- Interest income from fixed-income securities	724,792
- Other interest and similar income	2,273,644	2,998,436

2. Interest payable and similar charges		(2,092,234)	906,202

3. Income from securities
(a) Income from shares and other variable-yield securities	13,030
(b) Income from participating interests	8,192
(c) Income from shares in affiliated undertakings	47,969	69,191

4. Commissions receivable		272,371	341,562

			1,247,764
5. Commissions payable			(47,744)

			1,200,020
6. Net profit on financial operations		372,148
7. Other operating income		20,750	392,898

Total income			1,592,918
8. General administrative expenses
(a) Staff costs
- Wages and salaries	(398,811)
- Social security costs	(147,344)
- Other charges	(61,114)	(607,269)

(b) Other administrative expenses
- Taxes and duties	(30,683)
- Service fees	(73,194)
- Other fees to third parties	(94,030)	(197,907)	(805,176)

			787,742
9. Fixed assets depreciation		(80,423)
10. Other operating charges		(11,725)	(92,148)

Profit on ordinary activities before provisions			695,594
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments			(117,488)

Profit on ordinary activities before tax			578,106
15. Extraordinary income		31,563
16. Extraordinary charges		(13,835)
17. Extraordinary profit		83,683	101,411

18. Profit (before tax)			679,517
Less:
- Income tax			(182,475)
- Prior years’ tax liabilities			(1,139)
- Other taxes not included in operating expenses			(3,036)

Distributable profit			492,867

THE CHIEF ACCOUNTANT OF NATIONAL BANK OF GREECE	THE CHIEF ACCOUNTANT OF ETEBA

IOANNIS P. KYRIAKOPOULOS	ANASTASIOS M. ZERVAS

AUDITORS’ REPORT

To the Boards of Directors of:
National Bank of Greece S.A.
National Investment Bank for Industrial Development (ETEVA) S.A.

At the request of the respective Boards of Directors of the above banks currently in the process of being merged, we have audited the combined Balance Sheet and the combined results of operations of National Bank of Greece S.A. and National Investment Bank for Industrial Development (ETEVA) S.A. for the year ended 31 December 2001. The combination of Financial Statements of the above Banks simply consists of the aggregation of book balances, after eliminating cross-holdings and intercompany transactions and balances as of the above date. The combination does not include the Financial Statements of the subsidiaries of those banks, which would normally be consolidated at the level of National Bank of Greece S.A. and National Investment Bank for Industrial Development (ETEVA) S.A. respectively. We understand that the above combination of financial statements was a prerequisite for the Athens Exchange to approve the merger of the two banks. Our audit was based on the Published Financial Statements of the merging banks, for the year ended 31 December 2001, which were audited by SOL S.A. and DELOITTE & TOUCHE, in accordance with auditing standards applicable in Greece, and had issued their audit opinions on February 26, 2002. Our audit was also extended to the combination schedules of the two banks and other financial data which were made available to us by the banks. In our opinion, the above “combined” Balance Sheet and the “combined” results of operations which derive from the individual Financial Statements and related information, present the “combined” asset structure and the “combined” financial position of the above banks on 31 December 2001 and their “combined” results for the year then ended, in accordance with the prevailing legislation and the accounting principles generally accepted in Greece which are consistent with those applied by both banks for the preparation of their own individual Financial Statements for the year ended 31 December 2001. Attention is drawn to the fact that as at 31 December 2001, National Bank of Greece S.A. held 74.69% of the share capital of National Investment Bank for Industrial Development (ETEVA) S.A. This participation, amounting to Euro 256,409,709.15 was offset against the share capital of ETEVA owned by NBG (Euro 23,861,705.60) for the purpose of this merger exercise. Thus, the combined share capital after the merger will be Euro 1,043,419,437 after giving effect to the share capital increases decided by the Boards of Directors of the above banks after 31 December 2001, which are described in the underlying information memorandum (chapter 4, part 2 «Terms of Merger»). The difference between the book value of the above participation and the corresponding part of the share capital of National Investment Bank for Industrial Development (ETEVA) S.A. (Euro 232,548,003.55) is included in shareholders’ equity as a negative item (debit balance) under the heading “Absorption surplus”.

Athens, 26 November 2002
CERTIFIED PUBLIC ACCOUNTANTS-AUDITORS

NIKOLAOS K SOFIANOS
AM SOEL 12231

DELOITTE & TOUCHE

NATIONAL BANK OF GREECE S.A.
(REG. No 6062/06/B/86/01)
COMBINED FINANCIAL STATEMENTS OF NBG — ETEBA AS AT 31 DECEMBER 2001
ON A CONSOLIDATED BASIS
(Amounts in thousands euro)

ASSETS	31.12.2001

1. Cash in hand, balances with central banks			2,481,917
2. Treasury bills and other bills eligible for refinancing with central banks			180,493
3. Due from financial institutions
(a) Repayable on demand		74,392
(b) Other loans and advances		7,465,881	7,540,273

3A. Reverse Repos			1,963,819
4. Loans and advances to customers		19,251,803
Less: Provisions for doubtful debts		(1,009,423)	18,242,380

5. Debt securities including fixed-income securities
(a) Government		13,749,180
(b1) Corporates		2,352,867
(b2) Other issuers		819,517	16,921,564

6. Shares and other variable-yield securities			934,620
7. Participating interests			327,906
8. Shares in affiliated undertakings			814,650
9. Intangible assets
(a) Establishment and formation expenses		6,601
(b) Goodwill		4,115
(c) Other intangible assets		241,475
Less: Accumulated amortisation of intangible assets		(127,976)	124,215

10. Tangible assets
(a) Land		210,920
(b) Buildings	391,247
Less: Accumulated depreciation of buildings	(222,050)	169,197

(c) Furniture, electronic & other equipment	374,835
Less: Accumulated depreciation of furnitures, electronic & other equipment	(228,037)	146,798

(d) Other tangible assets	175,446
Less: Accumulated depreciation of other tangible assets	(75,005)	100,441

(e) Fixed assets under construction and advances		39,184	666,540

12. Own shares and bonds			191,961
13. Other assets			2,101,301
14. Prepayments and accrued income			348,430

TOTAL ASSETS			52,840,069

LIABILITIES
1. Amounts owed to credit institutions
(a) Repayable on demand		141,789
(b) Time and at notice		3,178,110	3,319,899

2. Amounts owed to customers
(a) Deposits		38,082,285
(b) Other liabilities		386,282
(c) Repos		6,344,045	44,812,612

3. Debts evidenced by certificates
(a) Debt securities in issue		1,673
(b) Other		84,811	86,484

4. Other liabilities			1,516,208
5. Accruals and deferred income			260,731
6. Provisions for liabilities and charges
(a) Provisions for staff pensions and similar obligations		22,813
(b) Provisions for taxation		4,266
(c) Other provisions		23,106	50,185

6A. Provisions for general banking risks			9,474
7. Subordinated liabilities			205,378
Equity:
8. Paid-up capital		1,043,419
9. Share premium account		32,393
10. Reserves
(a) Statutory reserve	177,899
(b) Extraordinary reserves	113,062
(c) Tax-exempt reserves	969,949
(d) Absorption goodwill	(232,548)
(e) Own shares reserve	1,387	1,029,749

11. Fixed asset revaluation reserve		99,617
11a. Fixed asset investment subsidy		742
12. Retained earnings		352,822
13. Consolidation differences		(159,039)
14. Minority interests		179,395
15. Mandatorily convertible bond (L. 2441/96)		—	2,579,098

TOTAL LIABILITIES			52,840,069

OFF-BALANCE SHEET ITEMS
1. Contingent liabilities
(a) From acceptance and endorsement of securities		17,828
(b) From gurantees and assets pledged as collateral		17,417,123	17,434,951

2. Commitments arising on sale and repurchase agreements			5,165
3. Other off-balance-sheet items
(a) Items in custody and safekeeping		5,788,468
(b) Commitments from bilateral contracts		22,191,694
(c) Credit memo accounts		11,527,966	39,508,128

TOTAL OFF-BALANCE SHEET ITEMS			56,948,244

NOTES:

A)	The consolidated financial statements of the NBG Group include National Bank of Greece S.A. and the following financial sector companies: 1) Atlantic Bank of New York, 2) Banque Nationale de Grece (France), 3) National Bank of Greece (Canada), 4) The South African Bank of Athens Ltd, 5) National Bank of Greece (Cyprus) Ltd, 6) National Investment Company S.A., 7) National Securities Company S.A., 8) “Diethniki” Mutual Fund Management S.A., 9) “National” Mutual Fund Management S.A., 10) “ Ethniki Kefalaiou” Management of Assets and Liabilities Co., 11) National Management and Organization Co., 12) “Ethniki” Leasing S.A., 13) National Regional Development Co. of Nothern Greece S.A. Venture Capital, 14) NBG International Ltd, 15) NBG Finance plc, 16) National Securities Co (Cyprus Ltd), 17) Interlease AD (Sofia), 18) NBG Balkan Fund Ltd, 19) NBG Greek Fund Ltd, 20) ETEVA Bulgaria AD, 21) ETEVA Emerging Markets Fund Ltd, 22) ETEVA Estate Fund Ltd, 23) ETEVA Venture Capital Management Company Ltd, 24) ETEVA Romania S.A., 25) “Ethniki” Venture Capital Management S.A., 26) Stopanska Banka AD Skopje, 27) United Bulgarian Bank, 28) ETEBA Advisory S R L, 29) NBG International Inc., 30) NBG Private Equity Ltd, 31) NBG Bancassurance Insurance Brokers S.A., 32) NBG Management Services Ltd, 33) N.B.G. International Jersey Ltd. “Worthington Limited Partnership”, which was dissolved, was included in the consolidated financial statements as at 31.12.2000, is no longer consolidated. Also, the company referred to under item 33 above was consolidated for the first time as at 30.6.2001.

B)	The fixed assets of the Group are free of charges or encumbrances as at 31.12.2001.

C)	The total number of Group employees as at 31.12.2001 was 21 332.

D)	The accounts denominated in foreign currency have been translated into drachma and euro at the prevailing exchange rate as at 31.12.2001.

NATIONAL BANK OF GREECE S.A.
(REG. No 6062/06/B/86/01)
COMBINED FINANCIAL STATEMENTS OF NBG — ETEBA AS AT 31 DECEMBER 2001
ON A CONSOLIDATED BASIS
(Amounts in thousands euro)

PROFIT AND LOSS ACCOUNT	31.12.2001

1. Interest receivable and similar income
- Interest income from fixed-income securities	806,031
- Other interest and similar income	2,530,834	3,336,865

2. Interest payable and similar charges		(2,225,854)	1,111,011

3. Income from securities
(a) Income from shares and other variable-yield securities	23,288
(b) Income from participating interests	8,193
(c) Income from shares in affiliated undertakings	8,390	39,871

4. Commissions receivable		372,878	412,749

			1,523,760
5. Commissions payable			(33,005)

			1,490,755
6. Net profit on financial operations		390,201
7. Other operating income		31,977	422,178

Total income			1,912,933
8. General administrative expenses
(a) Staff costs
- Wages and salaries	(489,488)
- Social security costs	(159,618)
- Other charges	(72,354)	(721,460)

(b) Other administrative expenses
- Taxes and duties	(42,645)
- Service fees	(122,814)
- Other fees to third parties	(117,615)	(283,074)	(1,004,534)

			908,399
9. Fixed assets depreciation		(138,028)
10. Other operating charges		(12,897)	(150,925)

Profit on ordinary activities before provisions			757,474
11+12. Value adjustments in respect of loans and advances and provisions for ontingent liabilities and for commitments			(174,395)

Profit on ordinary activities before tax			583,079
15. Extraordinary income		48,778
16. Extraordinary charges		(17,486)
17. Extraordinary profit		93,798	125,090

18. Profit before tax and minority interests			708,169
Minority interests			1,207

Profit before tax			709,376
Taxes
- Income Tax		(214,077)
- Differences in tax obligations from previous periods		(4,661)
- Minority taxes		1,027	(217,711)

Group profit after tax			491,665

THE CHIEF ACCOUNTANT OF NATIONAL BANK OF GREECE	THE CHIEF ACCOUNTANT OF ETEBA

IOANNIS P. KYRIAKOPOULOS	ANASTASIOS M. ZERVAS

AUDITORS’ REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors of:
National Bank of Greece S.A.

At the request of the Board of Directors of National Bank of Greece S.A. (NBG), we have audited the above pro-forma consolidated Balance Sheet and the pro-forma consolidated results of operations of National Bank of Greece S.A. and its consolidated subsidiaries for the year ended 31 December 2001. The above pro-forma consolidation, which was performed at the level of the «new» National Bank of Greece S.A., as this will derive from the merger, through absorption, with the National Investment Bank for Industrial Development (ETEBA) S.A. does not take into consideration the minority interests of the absorbed bank and its subsidiaries prior to the merger. We understand that the above pro-forma consolidation was a prerequisite for the Athens Exchange to approve the merger of the two banks. Our audit was based on the Published Consolidated Financial Statements of the National Bank of Greece S.A. Group for the year ended 31 December 2001, which were audited by SOL S.A. and DELOITTE & TOUCHE in accordance with auditing standards applicable in Greece, and had issued their audit opinions thereon on 26 February 2002. Our audit was also extended to the consolidation schedules of the two banks and other financial data which were made available to us by the banks. In our opinion, the above pro-forma consolidated Balance Sheet and the pro-forma consolidated results of operations, which derive from the published Consolidated Financial Statements of the National Bank of Greece S.A. Group and related information, present the pro-forma consolidated asset structure and consolidated financial position of the «new» National Bank of Greece S.A. Group on 31 December 2001, and the pro-forma consolidated results for the year then ended, in accordance with the prevailing legislation and the accounting principles generally accepted in Greece which are consistent with those applied by the Group of National Bank of Greece S.A. in the preparation of the consolidated Financial Statements for the year ended 31 December 2001. Attention is drawn to the fact that as at 31 December 2001, National Bank of Greece S.A. held 74.69% of the share capital of National Investment Bank for Industrial Development (ETEVA) S.A. This participation, amounting to Euro 256,409,709.15 was offset against the share capital of ETEVA owned by NBG (Euro 23,861,705.60) for the purpose of this merger exercise. Thus, the combined share capital after the merger will be Euro 1,043,419,437 after giving effect to the share capital increases decided by the Boards of Directors of the above banks after 31 December 2001, which are described in the underlying information memorandum (chapter 4, part 2 «Terms of Merger»). The difference between the book value of the above participation and the corresponding part of the share capital of National Investment Bank for Industrial Development (ETEVA) S.A. (Euro 232,548,003.55) is included in shareholders’ equity as a negative item (debit balance) under the heading “Absorption surplus”.

Athens, 26 November 2002
CERTIFIED PUBLIC ACCOUNTANT-AUDITOR

NIKOLAOS K SOFIANOS
AM SOEL 12231

DELOITTE & TOUCHE